  EXHIBIT 4.4

ICORECONNECT INC.

OPTION GRANT CERTIFICATE

This Option Grant Certificate evidences the grant of any option (the "Option") by iCoreConnect Inc. (the "Company"), to the individual whose name appears below (the "Grantee"), covering the specific number of shares of common Stock of the Company set forth below, on the following express terms and conditions:

1. Name of Grantee: David Fidanza

2. Number of Shares: 300,000

3. Exercise Price per Share: $0.25, the amount the Board of Directors determined in good faith to be the equivalent of the average of the closing prices of a share of Common Stock of the Company for the ten (10) trading days prior to October 1, 2018.

4. Date of Grant of Option: October 15, 2018

5. Vesting/Exercisability: The Option shall vest and become exercisable on the dates and as to the number of shares of Common Stock set forth below opposite each of such dates:

Vesting Dates	Number of Shares
October 1, 2018	100,000
October 1, 2019	100,000
October 1, 2020	100,000

6. Termination of Service: Notwithstanding the foregoing, if the Grantee's employment is terminated (x) on account of his death or Disability (as defined in the Grantee's Employment Agreement dated as of October 1, 2018 with the Company (the "Employment Agreement")), or (y) by the Company without Cause (as defined in the Employment Agreement) or (z) by the Grantee if the Grantee resigns from his employment for Good Reason, then immediately prior to such termination the Option shall fully vest and become immediately exercisable, provided, in the case of clauses (y) and (z), that the Grantee executes a release of claims against the Company and its affiliates in a form prescribed by the Company. For purposes of clause (y) of the preceding sentence, a termination of the Grantee's employment upon expiration of the Employment Agreement following a notice of non-renewal thereof by the Company shall be treated as a termination by the Company without Cause.

7. Termination of Option: The Option shall terminate on the earliest of (i) September 30, 2028, (ii) as to the unvested portion of the Option (after taking into account any accelerated vesting pursuant to the preceding paragraph), the termination of the Grantee's employment, (iii) as to the vested portion of the Option (after taking into account any accelerated vesting

pursuant to the preceding paragraph), (a) if such termination is for a reason other than for death or Disability, the 91st day following termination of the Grantee's employment, provided, however, if the Grantee shall die or become Disabled during such 91 day period, the Option shall terminate as to the vested portion thereof on the date that is twelve (12) months following the date the Grantee dies or becomes Disabled, as the case may be, and (b) if such termination is as a result of death or Disability, 12 months following termination of the Grantee's employment, and (iv) such earlier times as described in the Employment Agreement.

8. <u>Type of Option</u>: Qualified Stock Option.

The Option is governed exclusively by the terms of this Option Grant Certificate, which except as expressly set forth above, supersede in all respects any provision of any other document that relates to the Option. At any time when the Grantee wishes to exercise the Option, in whole or in part, the Grantee shall submit to the Company a written notice of exercise, specifying the exercise date and the number of shares of Common Stock to be purchase upon exercise. Upon exercise, the Grantee shall remit to the Company the exercise price, plus an amount sufficient to satisfy any withholding tax obligation of the Company that arises in connection with such exercise, either in cash and/or by tendering Stock in a "cashless exercise," a "net exercise" or a "stock swap" that has a Fair Market Value equal to the obligation to be satisfied.

ICORECONNECT INC.

By: [signature]
Robert McDermott
President and Chief Executive Officer

AGREED TO AND ACCEPTED:

[signature]
David Fidanza